Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 15	Registration No. 333-257930
(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Common Stock

Secondary Offering of

189,026,575 Shares of Common Stock

5,333,333 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 12, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 9,999,970 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Holicity Inc. (“Holicity”) in its initial public offering; and (ii) 5,333,333 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to X-icity Holdings Corporation (the “Sponsor”) in a private placement consummated simultaneously with Holicity’s IPO (the “private placement warrants” and, together with the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 5,333,333 private placement warrants; (ii) up to an aggregate of 5,333,333 shares of our Class A common stock that may be issued upon exercise of the private placement warrants held by the Selling Securityholders; (iii) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (v) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (vi) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (vii) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ASTR” and “ASTRW”, respectively. On November 9, 2021, the closing price of our common stock was $10.19 per share and the closing price of our warrants was $3.15 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 11, 2021

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ASTRW	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On November 11, 2021, Astra Space, Inc. (the “Company”) issued a press release announcing its unaudited financial results for the third fiscal quarter ended September 30, 2021.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in Item 2.02 of this Current Report (including the press release furnished as an exhibit hereto) shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release issued by Astra Space, Inc. dated November 11, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2021	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer

Exhibit 99.1

Astra Announces Third Quarter 2021 Financial Results

ALAMEDA, California.—November 11, 2021—Astra Space, Inc. (Nasdaq: ASTR) today announced financial results for its third quarter ended September 30, 2021.

“We are excited for our upcoming test launch of LV0007 on behalf of the SpaceForce as we complete vehicle preparations and await optimal conditions for our launch expected to occur in the coming week or so,” said CEO, Chairman and Co-Founder Chris Kemp.

“During the third quarter, our first in-space electric propulsion engine completed a successful ignition test; this technology was acquired as part of Apollo Fusion, which we quickly integrated into our business operations,” Kemp continued. “While our primary focus remains the growth and development of our launch services business, we continue to develop other product and service offerings to support our overall mission to ‘Improve Life on Earth from Space.’ Just last week, we announced the filing of an application with the Federal Communications Commission for V-band spectrum access, which, if approved, would allow us to offer a satellite constellation in the future.” Kemp added, “we continue to believe we are well positioned to leverage opportunities to grow our integrated services to the more than 400 operators in the space industry.”

“Astra continues to move forward on its goal of daily launches,” said CFO Kelyn Brannon. “We are close to completing the first stage of our main production facility expansion in Alameda, which creates more capacity to produce our launch vehicles.” Brannon continued, “We are near completion of LV0008, and have begun the production of LV0009.”

Recent Business Highlights:

•	Prepares to perform a test launch for the SpaceForce in the coming week or so, subject to the readiness of launch conditions.

•	Achieved orbital ignition of our first in-space electric propulsion system, acquired from Apollo Fusion.

•	Applied for V-band spectrum access with the FCC to support the future expansion of Astra’s product and services offerings.

•	Began expansion of our Alameda production facility and expect to complete the first stage of these expansion efforts by the end of the fourth quarter 2021.

•	Conducted a commercial test launch of LV0006 for the SpaceForce on August 28, 2021, from which we implemented design changes for LV0007 and future launch vehicles.

•	Added to our talented team with employees from Google, Blue Origin, Apple and Maxar.

Third Quarter 2021 Financial Highlights:

For the three months ended September 30, 2021:

•	GAAP Net Loss was $(16.2) million.

•	Adjusted Net Loss* was $(34.5) million.

•	Adjusted EBITDA Loss* was $(32.9) million.

•	Capital expenditures totaled $9.9 million.

•	Cash and cash equivalents totaled $378.7 million as of September 30, 2021.

*	Denotes Non-GAAP financial measure. Refer to “Explanation of Non-GAAP (or Adjusted) Financial Measures” later in this press release for reconciliation of GAAP to Non-GAAP financial measures.

Fourth Quarter 2021 Outlook

As of November 11, 2021, we are providing guidance for the fourth quarter 2021 based on current market conditions and expectations. We emphasize that the guidance is subject to various important cautionary factors referenced in the section entitled “Forward-Looking Statements” below and our Form 10-Q, including risks and uncertainties associated with the ongoing COVID-19 pandemic and its potential impact on our business. For the fourth quarter ending December 31, 2021, we currently expect:

•	Adjusted EBITDA* between $(40.0) million and $(44.0) million.

•	Depreciation and Amortization between $2.2 million and $2.5 million.

•	Stock-based compensation between $20.0 million and $22.0 million.

•	Cash taxes of approximately zero.

•	Basic shares outstanding between 258 million and 260 million.

•	Capital expenditures between $15.0 million and $20.0 million.

*	Denotes Non-GAAP financial measure. Refer to “Explanation of Non-GAAP (or Adjusted) Financial Measures” later in this press release for reconciliation of GAAP to Non-GAAP financial measures.

Conference Call Information

In conjunction with this announcement, Astra will host a conference call for investors at 1:30 p.m. PT (4:30 p.m. ET) today to discuss third quarter results and our outlook for the fourth quarter ending December 31, 2021. The live webcast and a replay of the webcast will be available on the Investor Relations section of Astra’s website: https://investor.astra.com/news-and-events/events-and-presentations.

About Astra Space, Inc.

Astra’s mission is to improve life on Earth from space by creating a healthier and more connected planet. Astra’s first flight to space was within four years of its inception, making it the fastest company to reach space. Visit www.astra.com for more information.

Forward Looking Statements

Certain statements made in this press release are “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from Astra’s expectations or projections, including the following factors, among others: (i) the failure to meet projected development and launch targets, including as a result of the decisions of governmental authorities or other third parties not within our control, weather and other suboptimal conditions that may it difficult to perform a launch attempt; (ii) changes in applicable laws or regulations; (iii) the ability of Astra to meet its financial and strategic goals, due to, among other things, competition; (iv) the ability of Astra to pursue a growth strategy and manage growth profitability; (v) the possibility that Astra may be adversel y affected by other economic, business, and/or competitive factors; (vi) the effect of the COVID-19 pandemic on Astra, (vii) the ability to manage its cash outflows during its pre-revenue business operations and (vii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by Astra.

Explanation of Non-GAAP (or Adjusted) Financial Measures

This press release includes information about Free Cash Flow, Adjusted Net Loss and Adjusted EBITDA (collectively the “non-GAAP financial measures”), all of which are non-GAAP financial measures. These non-GAAP financial measures are measurements of financial performance that are not prepared in accordance with U.S. generally accepted accounting principles and computational methods may differ from those used by other companies. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with Astra’s consolidated financial statements prepared in accordance with GAAP. Non-GAAP financial measures are reconciled to GAAP in the table set forth in this release.

We believe that both management and our investors benefit from referring to these non-GAAP financial measures in planning, forecasting and analyzing future periods. Specifically, our management uses these non-GAAP financial measures in planning, monitoring and evaluating our financial and operational decision making and as a means to evaluate period-to-period comparisons. Our management recognizes that the non-GAAP financial measures have inherent limitations because of the excluded items described below.

We believe that providing the non-GAAP financial measures, together with the reconciliation to GAAP, helps investors make comparisons between Astra and other companies in our industry. In making any comparisons to other companies in our industry, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Investors should pay close attention to the specific definition being used and to the reconciliation between such measure and the corresponding GAAP measure provided by each company under applicable SEC rules.

We define Free Cash Flow as cash used in operating activities including cash used for capital expenditures.

Adjusted Net Loss differs from GAAP Net Loss in that it excludes the following items: (a) loss on the extinguishment of convertible notes, (b) stock-based compensation, and (c) non-recurring income and expenses. During the third quarter, our non-recurring income and expense primarily related to expenses related to the acquisition of Apollo Fusion, income related to the revaluation of our outstanding warrants and income related to the forgiveness of our Paycheck Protection Program loan.

We define Adjusted EBITDA as Adjusted Net Loss, excluding the following items: (a) interest expense and interest income, (b) income tax expense and (c) depreciation and amortization. We are unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort.

Investor Contact:

Dane Lewis

investors@astra.com

Media Contact:

Kati Dahm

kati@astra.com

Astra Space, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating Expenses
Research and development	$21,724	$5,432	$44,159	$20,955
Sales and marketing	1,090	—	2,229	—
General and administrative	19,730	2,358	50,712	9,341
Total operating loss	(42,544)	(7,781)	(97,100)	(30,296)
Other income (expenses)
Interest income (expense)	18	(1,312)	(1,194)	(3,564)
Other income, net	25,895	3,891	25,177	7,852
Loss on extinguishment of convertible notes	—	—	(133,783)	—

Loss before taxes	(16,631)	(5,202)	(206,900)	(26,008)
Income tax (benefit) expense	(383)	—	(383)	—

Net loss	$(16,248)	$(5,202)	$(206,517)	$(26,008)

Adjustment to redemption value on Convertible Preferred Stock	—	—	(1,011,726)	—

Net loss attributable to common stockholders	$(16,248)	$(5,202)	$(1,218,243)	$(26,008)

Basic and diluted loss per share
Weighted average basic and diluted shares—Class A	201,080	6,367	79,785	6,334
Loss per share	$(0.06)	$(0.09)	$(9.39)	$(0.47)

Weighted average basic and diluted shares—Class B	56,239	49,210	49,970	48,723
Loss per share	$(0.06)	$(0.09)	$(9.39)	$(0.47)

Astra Space, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in thousands)

	September 30, 2021	December 31, 2020
Assets:
Cash and cash equivalents	$378,652	$10,611
Inventories	5,027	649
Prepaid and other current assets	15,215	485

Total current assets	398,894	11,745
Property, plant and equipment, net	43,576	24,069
Goodwill	58,893	—
Intangible assets	19,263	—
Right-of-use asset	9,425	—
Other non-current assets	253	77

Total assets	$530,304	$35,891

Liabilities and Stockholders Equity (Deficit):
Accounts payable	$4,921	$2,474
Operating lease obligation, current portion	1,746	—
Accrued expenses and other current liabilities	28,658	4,390
Long-term debt, current portion	—	41,132
Long-term debt, current portion due to related parties	—	10,503

Total current liabilities	35,325	58,499
Long-term debt	—	7,286
Warrant liabilities	36,339	—
Operating lease obligation, net of current portion	7,433	—
Other non-current liabilities	14,275	1,685

Total liabilities	93,372	67,470

Total temporary equity	—	108,829
Total stockholders equity (deficit)	436,932	(140,408)

Total liabilities, temporary equity and stockholders equity (deficit)	$530,304	$35,891

Astra Space, Inc.

Summary Cash Flow Data:

(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2021	2020	2021	2020
Summary Cash Flow Data:
Cash used in operating activities	$(44,921)	$(5,118)	$(79,576)	$(24,896)
Capital expenditures	(9,924)	(769)	(18,720)	(2,223)

Free cash flow (non-GAAP)	(54,845)	(5,887)	(98,296)	(27,119)

Cash used in investing activities	(29,284)	(769)	(41,280)	(2,223)
Cash provided by financing activities	470	(491)	488,897	21,850

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP net loss	$(16,248)	$(5,202)	$(206,517)	$(26,008)
Loss on extinguishment of convertible notes	—	—	133,783	—
Stock based compensation	2,688	95	20,465	608
Non-recurring (income) expenses	(20,905)	—	(20,155)	—
Adjusted net loss	(34,465)	(5,107)	(72,424)	(25,400)
Interest (income) expense, net	(18)	1,312	1,194	3,564
Income tax (benefit) expense	(383)	—	(383)	—
Depreciation and amortization	1,978	815	3,896	2,479

Adjusted EBITDA	$(32,888)	$(2,980)	$(67,717)	$(19,357)